Southern Bella, Inc.

March 4, 2008

Patrick Kuhn Staff Accountant United States Securities & Exchange Commission Division of Corporation Finance 100 F Street, NE Mail Stop 3561 Washington, DC 20549-3561	VIA FEDERAL EXPRESS

Re:	Southern Bella, Inc.
Item 4.01 Form 8-K
Filed January 9, 2008 File No. 333-142516

Dear Mr. Kuhn:

In response to your letter to Southern Bella, Inc. (“Southern Bella”), dated January 15, 2008, Southern Bella has filed an amended Form 8-K that clarifies that Michael Pollack CPA, LLC was dismissed as Southern Bella’s independent registered public accountant and did not resign.

Southern Bella hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Form 8-K/A.

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	Southern Bella may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please do not hesitate to contact me.

Very truly yours,

/s/ Viola J. Heitz Viola J. Heitz Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer of Southern Bella, Inc.